MCMURDO LAW GROUP, LLC Matthew C. McMurdo | 917 318 2865 | matt@nannaronelaw.com	3RD Floor 1185 Avenue of the Americas New York, NY 10036

October 8, 2018

Via Edgar

United State Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549

Attention:Joseph Kempf, Senior Staff Accountant

Carlos Pacho, Senior Assistant Chief Accountant

Joshua Shainess, Attorney-Adviser

Celeste M. Murphy, Legal Branch Chief

Re: OneLife Technologies Corp.

Form 10-KT for the Fiscal Period Ended December 31, 2017

Filed June 25, 2018

File No. 000-55910

Dear Ms. Murphy:

OneLife Technologies Corp. (the “Company” or “OLMM”)) would like to respond to your recent letter addressed to Robert Wagner, President of the Company, dated September 25, 2018 (the “SEC Letter”).  We are in the process of preparing and filing an Amendment to the Form 10-KT (the “10-KT/A”) in response to the “SEC Letter.  This response letter, along with the 10-KT/A, when filed, will address the concerns you have expressed. The following numbered responses correspond to the comment numbers in the SEC Letter.

Form 10-KT for the Fiscal Period Ended December 31, 2017

Corporate Background

Our Business, page 5

1. You disclose that your monitoring and tracking technologies are patented. Describe the patents you hold for each of your products, including the duration of each. Clarify whether you directly own or license the patents from third parties. Refer to Item 101 of Regulation S-K.

Prior to August 23, 2018 we shared intellectual property rights to the following patents and copyrights per our IP Sharing Agreement with Yinuo Technologies, LTD. (“Yinuo”), dated October 22, 2015:

Patent One

– Received. “ID Design For A Sensor Watch”

– For Enhanced Sensation for the ID and MD

Patent Two

– Submitted And In Process. “A Method of Sensor Watch For Remote Acquisition And Monitoring Of Physiological Signs And States”

– For the system which includes our sensor watch, server and app

Matthew McMurdo, Esq.

NEW YORK

Copyright One

– Received. Source Codes And Architecture For Mobile Healthcare Server

Copyright Two

– Received. Source Codes And Architecture For Mobile Healthcare Apps (Smartphone Clients: iOS and Android System)

As of August 23, 2018, through an Asset Purchase Agreement with Yinuo, we own the following patents, copyrights and trademarks:

•Invention Patents (two patents in publicity):

o“A Method of Sensor Watch For Remote Acquisition”  No. 2013107475948

o“Monitoring Of Physiological Signs And States For Children”.  No. 201310748019X

•Appearance Patents (two):

o“ID Design For A Sensor Watch”. No.: ZL.2016.303155226.9 (W03/3G design)

o“ID Design For A Sensor Watch”. No.: 201830333195.0 (R03/4G LTE-M design)

•Multiple Copyrights (mobile medical cloud server system and etc.):

oCopyright 1: No. 2016SR248143, Mobile healthcare management platform.

(Source codes and architecture for mobile and healthcare server)

oCopyright 2: No. 2016SR250197, Source codes and architecture for Mobile Healthcare Apps (Smartphone Clients: IOS and Android System)

oCopyright 3: No.2016SR271904, Embedded software for multi-parameter monitor.

We will be including the aforementioned information in the 10-KT/A.

2. Revise your disclosure to reflect the current stage of development with each of your products. We note you state that you have created a suite of proprietary, patented, medical grade monitoring and tracking technologies. However, your disclosure also indicates that your products are still in the development phase and have not been completed.

FirstName

As posted on our website and to be included in the 10-KT/A, we have two devices for monitoring/tracking.  The Tricorder is finished and currently being sold outside of the U.S. The Sensation is going through the final stages of AT&T certification and is due to be completed late October or early November in the United States. Since 2015, Yinuo has sold over 150,000 2G/3G Sensations in China and Israel. The 3G Sensation is available in any market that supports 3G cellular service.

The Products, page 6

3. Expand your discussion here to address the FDA approval process. Disclose what steps the company has taken in furtherance of such approval and the anticipated timeline.

It is the Company’s intent to have both the Tricorder and Sensation fully FDA approved.  Currently, the Sensation has been submitted for FDA clearance. The Company intends to follow with the Tricorder. Due to the extremely high legal costs to accomplish this, and that fact that we are a smaller reporting company, we will take small steps forward as funds become available. We are adding disclosure to the 10-KT/A in order to expand our discussion as requested.

4. With respect to the graphics included on pages 6, 7, and 8, clarify whether these are images of your actual products or prototypes.

All graphics, except for the pictures of the Sensation and Tricorder, are marketing shots.  The images of our products on pages 6, 7 and 8 are the actual working models, which we are clarifying in the 10-KT/A.

Matthew McMurdo, Esq.

NEW YORK

The Market, page 8

5. Expand your discussion to explain the basis for your belief that your business and/or products can impact diseases such as Ebola and Zika.

We believe, and are expanding upon such belief in the 10-KT/A, that it is not well understood what a human body looks like as it starts to contract a disease such as Ebola or Zika at this time. With the advent of humans wearing sophisticated sensors, monitoring various vitals and activities, it is likely that they will be able to detect subtle changes in a user who is at the onset of contracting an illness. This is not new science as there are multiple companies working on this type of analysis using all types of sensors from monitors in your home to the sensors in your phone.  We are working towards the same goal with wearable sensors, that could have a better chance of achieving this.

Strategic Partners, page 10

6. Describe the nature of each of the strategic partnerships you list on page 10. You should also include any such material agreements as exhibits. Explain how each of your strategic partners furthers your operational plans.

We are including the following information in the 10-KT/A:

Yinuo – a technology and manufacturing partner, who we have worked with since 2013 to develop current product offering. We have an IP sharing agreement and an asset purchase agreement executed. The asset purchase agreements was previously filed in a Form 8-K filing and will be incorporated by reference into the Form 10KT/A. Furthermore, we have nearly completed the acquisition agreement with Yinuo, whereby Yinuo will become a wholly-owned subsidiary of the Company. We are awaiting for Yinuo to complete its audit.

AT&T – North America mobile cellular provider. We have existing Master Services Agreement and Branding and Co-Licensing Agreements in place which have been previously released in a prior Form 8-K filing and will be incorporated by reference in the Form 10KT/A.

CDW – a distribution partner. Previous 2G/3G currently has an approved CDW EDC inventory number and new 4G model will also be made available for distribution thru CDW. Distribution Agreement is executed with CDW distribution partner A.B. Distributing Inc dated October 24, 2012. We are including it as an Exhibit to the 10KT/A.

TiaTech - www.tiatech.net is a technology partner. Initial integration of OneLife technologies and Tia Tech technologies (electronic health records system) has already been performed in a testing environment in India. Once new 4G Sensation is launched and testing integration of OneLife and Tia Tech technologies will continue their relationship and, thereafter may enter into a material agreement.

ArmourGrid – www.kuvrr.com is a technology partner. Armour Grid has created industry leading fall-detection which will be implemented on the Sensation. While we have no formal agreement with Armour Grid, they will test their technology on our 4G model device. Armour Grid has indicated that we will move to a definitive agreement once their technology proves successful.

Compliance with Government Regulation, page 11

7. Expand your disclosure here to address, in sufficient detail, the effect of existing or probable governmental regulations on your business. We note your disclosure that your technology will be "FDA approved" and "HIPAA compliant."

Regarding FDA approval, please refer see question 3. Regarding HIPAA, our servers, which will store user data, are located in a Tier 4 secure facility, Tulix, which is fully HIPAA-compliant.

Matthew McMurdo, Esq.

NEW YORK

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 13

8. With respect to your substitution of a $1 million note payable, largely due during 2018, for a $466,044 note payable plus accrued interest note due to Angelfish Investments Plc., please:

• Discuss the business rationale underlying that transaction;

• Address whether Angelfish intended to call the demand loan; and

• Explain why it was beneficial for you to also compensate Angelfish with 200,000 of your common shares and with 200,000 common share warrants.

As we will further explain in the 10-KT/A, the note payable due to Angelfish is a mix of convertible and loans repayable on demand ($466,044) and management fees of approximately $102,000, which OLMM was unable to pay. Therefore, to avoid a call on cash (which it didn’t have) and potential significant shareholder dilution (17.94% to Angelfish) an uplift was agreed upon (including a small number of shares) for Angelfish’s continued support and agreement to accept cash payment by installments. Since the receipt of the SEC letter dated September 25, 2018, an Amendment to the Angelfish Note has been agreed upon and will be released this week.

9. Please expand your discussion and analysis to focus on your planned acquisition of Yinuo Technologies, Ltd. If material, include descriptions and amounts reflecting the expected impact of this planned acquisition on your future operations as required by Instruction 3 to Item 303(a) of Regulation S-K. Similarly, address your commitments to Yinuo as required by Item (303)(a)(2) of Regulation S-K.

The acquisition of Yinuo is important to the success of OLMM as the related technologies, which include the Sensation and Tricorder, are at the center of OLMM’s product offering and were developed by the shareholders and employees of Yinuo. The greatest impact to OLMM will be the acquisition of the IP and employees of Yinuo, who will continue the development of further technology offerings of OLMM. Furthermore, Yinuo, with its current position in the Chinese market, will become OLMM’s distribution channel of newly emerging products to the Chinese marketplace. We are an analysis in the 10-KT/A of the impact on the Company of the acquisition of Yinuo. We expect that it will be a material acquisition, but we can not confirm such until Yinuo completes its audit.

10. As reflected in the second paragraph on page 13, it appears that Angelfish Investments, Plc., your creditor, also charges you management fees. Tell us, and disclose if material, the nature of the management services provided to you by Angelfish and the contractual terms governing this arrangement.

The management fee was a requirement of the £500,000 loan facility between Angelfish and OneMedia. For the calendar years 2013 and 2014 the fee payable to Angelfish was £2,000 net per month, Angelfish subsequently agreed to reduce this fee to £500 net per month to assist OneMedia until the engagement ceased on October 31, 2017, when the termination and settlement agreement was being finalized. Angelfish provided regular/monthly strategy advice and discussions, financial review of the Company’s subsidiary, OneMedia Enterprises Limited (“OneMedia”), regarding cashflow/forecasts and financing, partner introductions, advice on corporate and share structure including private vs. public company route, meetings in London and exploring potential routes for OneMedia to merge into Angelfish with Angelfish directors and their corporate advisors, and assistance and provision of information for OneMedia audits, all of which are being included in the 10-KT/A.

Intangible Assets, page 15

11. We note that you own 50% of the intellectual property developed by Yinuo Technogies Ltd., a PRC company. Please tell us the following:

• Describe for us the nature and type of such intellectual property. For example, tell us whether it represents patents, trade secrets, capitalized research and development costs, software costs or other technological assets;

Patent One

– Received. “ID Design For A Sensor Watch”

– For Enhanced Sensation for the ID and MD

Matthew McMurdo, Esq.

NEW YORK

Patent Two

– Submitted And In Process. “A Method of Sensor Watch For Remote Acquisition And Monitoring Of Physiological Signs And States”

– For the system which includes our sensor watch, server and app

Copyright One

– Received. Source Codes And Architecture For Mobile Healthcare Server

Copyright Two

– Received. Source Codes And Architecture For Mobile Healthcare Apps (Smartphone Clients: iOS and Android System)

• Describe for us the extent and limitations of your rights to exploit them for your benefit; and

As described in the Asset Purchase Agreement between OLMM and Yinuo, dated October 23, 2018 and to be included in the 10-KT/A, the assets were acquired free of any liabilities or limitations.

• Describe for us how you plan to use such intellectual property in your operations.

The intellectual property included in both the IP Sharing Agreement, which is being included as an exhibit in the 10-KT/A, and the Asset Purchase Agreement with Yinuo are the Sensation and the Tricorder, the hub of OLMM’s technology offering. We manufacture and plan to sell these products through the distribution channels that we are putting in place.

Code of Ethics, page 19

12. Explain why you have not adopted a code of ethics. Refer to Item 406(a) of Regulation SK.

We are including disclosure in the 10-KT/A regarding the fact that, based on our size, we do not yet require a Code of Ethics and that we will adopt one upon being in a position to do so.

Please direct your correspondence regarding this matter to the undersigned.

Very truly yours,

/s/ Matthew McMurdo

Matthew McMurdo, Esq.

cc:Robert Wagner, President

OneLife Technologies Corp.

Matthew McMurdo, Esq.

NEW YORK